Exhibit 99.1

Iris Energy Reports Second Quarter FY23 Results

SYDNEY, AUSTRALIA, February 15, 2023 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (together with its subsidiaries, “Iris Energy” or “the Company”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today reported its financial results for the three and six-months ended December 31, 2022. All $ amounts are in United States Dollars (“USD”) unless otherwise stated.

“2022 was a challenging year for the digital assets industry as well as broader equity markets.” stated Daniel Roberts, Co-Founder and Co-Chief Executive Officer of Iris Energy. “Despite these challenges, we expanded our data center capacity in British Columbia by more than 5x to 160MW across three sites. We are also pleased to have announced that we have entered into an agreement to utilize our remaining Bitmain prepayments to acquire new miners without any additional cash outlay, and, in doing so, will increase our self-mining capacity from 2.0 EH/s1 to 5.5 EH/s. Looking forward, we believe we are well positioned to capitalize as markets continue to improve.”

Second Quarter FY23 Financial Results

•
Bitcoin mining revenue of $13.8 million, as compared to $16.2 million in the first quarter of our fiscal year 2023, primarily driven by reduction in the number of Bitcoin mined and decrease in the Bitcoin price

•	Mined 722 Bitcoin, as compared to 780 Bitcoin in the first quarter of our fiscal year 2023. Lower Bitcoin production was primarily driven by higher global hashrate rate during the period
•
Electricity costs of $7.4 million, as compared to $6.6 million in the first quarter of our fiscal year 2023. Higher electricity costs were driven by growth in hashrate during the period and excess demand charges attributable to unutilized power capacity (post termination of hosting arrangements in connection with certain of the Group’s limited recourse equipment financing facilities)

•	Site and corporate costs of $9.3m, as compared to $8.0m in the first quarter of our fiscal year 2023
•
Net loss after income tax of $(144.0) million, as compared to a $(17.9) million loss in the first quarter of our fiscal year 2023 was primarily driven by $105.2 million non-cash impairment charge and loss allowance for receivables

•	Adjusted EBITDA loss of $(8.0) million (includes $(5.1) million of losses on disposal of assets), as compared to a $1.7 million gain in the first quarter of our fiscal year 2023
•	$39.4 million cash and cash equivalents as of December 31, 2022 and no debt[2]
•
$105.2 million of non-cash impairment charge and loss allowance for receivables, of which $66.5 million relates to the limited recourse equipment financing SPVs and the residual amount primarily relating to mining hardware

•	Receiver appointed to the limited-recourse financing SPVs on February 3, 2023

1   Comprises ~1.7 EH/s of miners in operation and ~0.3 EH/s of miners in transit or pending deployment (as of February 10, 2023).

2   Reflects USD equivalent, unaudited preliminary cash balance as of December 31, 2022 (excluding cash held by the two remaining SPV borrowers). Reflects acceleration of outstanding loans under the Group's two outstanding limited recourse equipment financing facilities, in respect of which the relevant lender is pursuing enforcement proceedings, and assumes foreclosure by the lender thereunder against the collateral securing such facilities held by such SPV borrowers. See the Company's Reports on Form 6-K filed on November 21, 2022 and February 15 2023, and Registration Statement on Form F-1, as amended, initially filed on September 23, 2022, for further information. Following such acceleration and foreclosure, the Group would not have any indebtedness for borrowed money outstanding.

Operational and Corporate Highlights:

•	30MW expansion at Mackenzie (from 50MW to 80MW) energized ahead of schedule on December 6, 2022
•	In January 2023, total operating capacity increased to 1.7 EH/s
•	In January 2023, ~$6 million in net cash proceeds received from further monetization of Bitmain prepayments
•	In February 2023, entered into an agreement to utilize all $67 million of remaining Bitmain prepayments to acquire 4.4 EH/s of new miners without any additional cash outlay
o	Newly acquired miners to be installed in the Company's data centers, increasing self-mining operating capacity from 2.0 EH/s1 to 5.5 EH/s over the coming months
o	Obligations under existing 10 EH/s contract with Bitmain have now been fully resolved
o	Considering options for the sale of surplus miners to re-invest in growth initiatives and/or corporate purposes
•
Energization at the 600MW site at Childress expected in the coming months, including completion of the first 20MW of data center capacity. Approximately $18 million in previous deposits with AEP Texas are expected to be refunded following energization at Childress.

•	Welcomed Cesilia Kim as Chief Legal & Risk Officer and announced the retirement of Lindsay Ward, President

Webcast and Conference Details
A live webcast of the earnings conference call, along with the associated presentation, may be accessed at https://investors.irisenergy.co/events-and-presentations and will be available for replay for one year.

Date:	Wednesday, February 15, 2023
Time:	5:00 p.m. USA Eastern Time (2:00 p.m. Pacific Time or 9:00 a.m. Australian Eastern Daylight Time)
	Participant	Registration Link
	Live Webcast	Use this link
	Phone Dial-In with Live Q&A	Use this link

Please note, participants joining the conference call via the phone dial-in option will receive their dial-in number, passcode and PIN following registration using the link above. It would be appreciated if all callers could dial in approximately 5 minutes prior to the scheduled start time.

There will be a Q&A session after the Company delivers its second quarter FY23 financial results. Those dialling in via phone can elect to ask a question via the moderator. Participants on the live webcast have the ability to pre-submit a question upon registering to join the webcast or can submit a question during the live webcast.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and operating capacity, the Company’s business plan, the Company’s capital raising plans, the Company’s anticipated capital expenditures and additional borrowings, the impact of discussions with Bitmain regarding the Company’s hardware purchase contract for additional miners, and the expected schedule for hardware deliveries and for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs, as well as limitations on the availability of electricity supply for Bitcoin mining due to restrictions imposed by governmental authorities or otherwise; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under any hardware purchase contracts or debt financing obligations) and the Company’s growth plans; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and such lender is taking steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans and other assets securing such loans, including appointing a receiver with respect to such special purpose vehicles, which is expected to result in the loss of the relevant Bitcoin miners securing such loans and has materially reduced the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing and the ability of its wholly owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2022 and in its report on Form 6-K filed with the SEC on February 15, 2023, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

This release includes non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin. We provide Adjusted EBITDA and Adjusted EBITDA Margin in addition to, and not as a substitute for, measures of financial performance prepared in accordance with IFRS. There are a number of limitations related to the use of Adjusted EBTIDA and Adjusted EBITDA Margin. For example, other companies, including companies in our industry, may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance.

EBITDA is net profit or (loss) from operations, as reported in profit and loss, before finance income and expense, tax and depreciation and amortization.

Adjusted EBITDA is EBITDA as further adjusted to exclude impairment of assets, loss allowance for other receivables, share-based payments expense, foreign exchange gains/losses, and certain one-off, non-recurring expenses. See below for a reconciliation of EBITDA and Adjusted EBITDA to net profit/(loss) after income tax expense, the nearest applicable IFRS measure, for the periods presented.

Adjusted EBITDA Reconciliation (USDm)	3 months ended Dec 31, 2022	3 months ended Sep 30, 2022
Bitcoin mining revenue	13.8	16.2
Other income/(loss)[1]	(5.1)	0.0
Electricity costs	(7.4)	(6.6)
Site and corporate costs	(9.3)	(8.0)
Adjusted EBITDA	(8.0)	1.7
Adjusted EBITDA Margin	(58%)	10%

Reconciliation to consolidated statement of profit or loss
Add/(deduct):
Foreign exchange gains/(loss)	(6.2)	(1.0)
Non-cash share-based payments expense – founders[2]	(3.2)	(3.0)
Non-cash share-based payments expense – other[3]	0.0	(0.6)
Impairment of assets[4]	(90.0)	0.0
Loss allowance for financial assets[5]	(15.2)	0.0
Other expense items[6]	(0.1)	(1.5)
EBITDA	(122.7)	(4.4)
Other finance expense	(10.4)	(3.6)
Interest income	0.3	(0.0)
Depreciation	(11.5)	(7.5)
Loss before income tax expense	(144.4)	(15.5)
Tax expense	0.4	(2.4)
Loss after income tax expense	(144.0)	(17.9)

1)	Comprises net $5.1 million loss on disposal of assets (primarily reflects miner sales and monetization of Bitmain prepayments).
2)
Non-cash share-based payments expense – founders includes expenses recorded on founder options, including (1) founder price target options (Executive Director Liquidity and Price Target Options) that vested on IPO during the quarter ended December 31, 2021. No further expense will be recorded in relation to these price target options. (2) founder long-term options (Executive Director Long-Term Target Options) which were granted in September 2021 in connection with the IPO. These long-term options are currently “out of the money” with an exercise price of $75 and initial share price vesting conditions of $370, $650, $925 and $1,850 for each tranche granted. See note 18 of the unaudited interim consolidated financial statements for further information.

3)
Non-cash share-based payments expense – other includes expense recorded in relation to incentives issued under Employee Share Plans, Employee Option Plan, Non-Executive Director Option Plan and Restricted Share Unit Long-Term Incentive Plan.

4)	Impairment of assets includes impairment of mining hardware, development assets, goodwill and other assets.
5)	Loss allowance for other receivables relates to loss on indirect tax receivables held by Non-Recourse SPV 2 and Non-Recourse SPV 3 which are not expected to be recoverable by the Company.
6)	Other expense items include expense items in relation to one-off salary adjustments and other one-off costs.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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